Email: Sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

August 5, 2022

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Fullem, Esq. and Sherry Haywood, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	Coyuchi, Inc.
Offering Statement on Form 1-A (No. 024-11888)

Ladies and Gentlemen:

On behalf of Coyuchi, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Offering Statement to 4:00 p.m., Eastern time, on Tuesday, August 9, 2022, or as soon as possible thereafter.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc: Ms. Eileen Mockus

COYUCHI, INC.

1400 Tennessee Street, Unit 1

San Francisco, California 94107

August 5, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Fullem, Esq. and Sherry Haywood, Esq.

Division of Corporation Finance

Office of Manufacturing

Re:	Coyuchi, Inc.
Offering Statement on Form 1-A (No. 024-11888)

Ladies and Gentlemen:

Coyuchi, Inc. hereby requests that the qualification of the above-referenced Offering Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Tuesday, August 9, 2022, or as soon as possible thereafter.

Very truly yours,

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
Chief Executive Officer